SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

PROSPECT CAPITAL CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

74348T102

(CUSIP Number)

JUNE 15, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74348T102	Schedule 13G	Page 2 of 9

(1)	Names of reporting persons. Galaxie Corporation
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Mississippi
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 11,378,067
(7) Sole dispositive power 0
(8) Shared dispositive power 11,378,067
(9)	Aggregate amount beneficially owned by each reporting person 11,378,067
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row 9 9.3%
(12)	Type of reporting person (see instructions) HC

CUSIP No. 74348T102	Schedule 13G	Page 3 of 9

(1)	Names of reporting persons. Capitol Street Corporation
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Mississippi
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 11,378,067
(7) Sole dispositive power 0
(8) Shared dispositive power 11,378,067
(9)	Aggregate amount beneficially owned by each reporting person 11,378,067
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row 9 9.3%
(12)	Type of reporting person (see instructions) HC

CUSIP No. 74348T102	Schedule 13G	Page 4 of 9

(1)	Names of reporting persons. Jupiter Street, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Mississippi
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 11,378,067
(7) Sole dispositive power 0
(8) Shared dispositive power 11,378,067
(9)	Aggregate amount beneficially owned by each reporting person 11,378,067
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row 9 9.3%
(12)	Type of reporting person (see instructions) CO

CUSIP No. 74348T102	Schedule 13G	Page 5 of 9

Item 1	(a)	Name of issuer: Prospect Capital Corporation

Item 1	(b)	Address of issuer’s principal executive offices: 10 East 40th Street
44th Floor
New York, New York 10016

Item 2	(a)	Name of person filing: Jupiter Street, Inc.
Capitol Street Corporation
Galaxie Corporation

2	(b)	Address or principal business office or, if none, residence: Post Office Box 12485
Jackson, MS 39236-2485

2	(c)	Citizenship: All filers are Mississippi corporations.

2	(d)	Title of class of securities: Common Stock

2	(e)	CUSIP No.: 74348T102

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a–8);

	(e)	☐ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

	(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 74348T102	Schedule 13G	Page 6 of 9

Item 4.	Ownership:

(a) Amount beneficially owned: 11,378,067.

(b) Percent of class: 9.3%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: Jupiter Street, Inc.: 0
Capitol Street Corporation: 0
Galaxie Corporation: 0

(ii) Shared power to vote or to direct the vote. Jupiter Street, Inc.: 11,378,067
Capitol Street Corporation: 11,378,067
Galaxie Corporation: 11,378,067

(iii) Sole power to dispose or to direct the disposition of. Jupiter Street, Inc.: 0
Capitol Street Corporation: 0
Galaxie Corporation: 0

(iv) Shared power to dispose or to direct the disposition of. Jupiter Street, Inc.: 11,378,067
Capitol Street Corporation: 11,378,067
Galaxie Corporation: 11,378,067

Voting and dispositive powers for the shares of Prospect Capital Corporation are shared among Boards of Directors of Jupiter Street, Inc., Capitol Street Corporation and Galaxie Corporation

Item 5.	Ownership of 5 Percent or Less of a Class: Not Applicable.

Item 6.

Ownership of More than 5 Percent on Behalf of Another Person:

Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock of Prospect Capital Corporation. No one person’s interest in the common stock of Prospect Capital Corporation is more than five percent of the total outstanding common shares.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Jupiter Street, Inc. acquired shares of Prospect Capital Corporation June 15, 2012. Capitol Street Corporation owns 100% of Jupiter Street, Inc. Galaxie Corporation owns 100% of Capitol Street Corporation.

Item 8.	Identification and Classification of Members of the Group: Jupiter Street, Inc.
Capitol Street Corporation
Galaxie Corporation

See also Exhibit B

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.

Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit A – Joint Filing Statement

Exhibit B – Identity of Group Members

CUSIP No. 74348T102	Schedule 13G	Page 7 of 9

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2012

Jupiter Street, Inc.

By:	/s/ Matthew L. Holleman, III
Matthew L. Holleman, III
President

Capitol Street Corporation

By:	/s/ Matthew L. Holleman, III
Matthew L. Holleman, III
President

Galaxie Corporation

By:	/s/ Matthew L. Holleman, III
Matthew L. Holleman, III
Chief Executive Officer and President